OMB APPROVAL
OMB NUMBER
EXPIRES
EST. AVG. BURDEN HRS. PER RESPONSE

AB 8/23

BB 8/18 *

06009789

U.S. SECUR[…] COMMISSION

[…]49

FACING PAGE		
Annual Audited Report Form X-17A-5—Part III	Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder	SEC File No. 8-1303

REPORT FOR THE PERIOD BEGINNING January 1, 2005 **AND ENDING** December 31, 2005
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

Name of Broker-Dealer:
Miller Johnson Steichen Kinnard, Inc.

Official Use Only

Firm ID No. - **694**

Address of Principal Place of Business:
(Do not use P.O. Box No.)

60 South Sixth Street, Suite 3000
(No. and Street)

Minneapolis	Minnesota	55402
(City)	**(State)**	**(Zip Code)**

Name and Telephone Number of Person to Contact in Regard to This Report

Dean C. Reder (612) 455-5961
(Area Code—Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PROCESSED
AUG 2 5 2006
THOMSON FINANCIAL

Eide Bailly LLP
(Name—if individual, state last, first, middle name)

5601 Green Valley Drive Suite 700 Minneapolis, MN 55437-1145
(Address) **City** **State** **(Zip Code)**

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 7 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

Check One:
X Certified Public Accountant
___ Public Accountant
___ Accountant not resident in U.S. or any of its possessions.

For Official Use Only

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (3.91)

OATH OR AFFIRMATION

I, Dean C. Reder, swear (or affirm) that to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Miller Johnson Steichen Kinnard, Inc. as of December 31, 2005 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

SVP & Controller

Title

Roslyn L. Brand

Notary Public

ROSLYN L. BRAND
Notary Public
Minnesota
My Commission Expires January 31, 2010

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Cash Flows.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- __ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital Pursuant to Rule 15c3-1.
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- __ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- __ (m) A copy of the SIPC Supplemental Report.
- __ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditor's report on internal accounting control.
- __ (p) Schedule of segregation requirements and funds in segregation- customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a5(e)(3).*

Miller Johnson Steichen Kinnard, Inc.

Statements of Financial Condition

December 31, 2005 and 2004

	2005	2004
Assets		
Cash and cash equivalents	$ 2,642,800	$ 5,087,800
Restricted investments	344,300	517,000
Trading securities owned, at market	8,929,000	14,913,200
Due from parent	1,999,600	-
Deposit at clearing organizations	2,756,300	3,773,300
Receivable from brokers	726,300	618,100
Furniture and equipment (net of depreciation of $5.5 million and $5.3 million, respectively)	572,400	458,000
Prepaid expenses	529,900	554,500
Other assets	275,000	430,700
Total assets	$18,775,600	$26,352,600
Liabilities and stockholder's equity		
Liabilities:		
Payable to clearing organization	$ 8,234,800	$ 5,901,000
Commissions payable	1,057,400	1,248,800
Trading securities sold but not yet purchased, at market	764,000	5,595,500
Payable for legal claim settlements	100,000	250,000
Payroll liabilities	202,100	1,280,200
Dividend payable to parent	127,300	600,300
Other liabilities	1,371,900	1,253,100
Total liabilities	11,857,500	16,128,900
Stockholder's equity:		
Common stock, $.01 par value:		
Authorized shares: 100,000, issued and outstanding shares – 1,000	10	10
Additional paid-in capital	87,570,300	87,570,300
Accumulated deficit	(80,652,200)	(77,346,600)
Total stockholder's equity	6,918,100	10,223,700
Total liabilities and stockholder's equity	$ 18,775,600	$ 26,352,600

See accompanying notes.

INDEPENDENT AUDITOR'S SUPPLEMENTAL REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Miller Johnson Steichen Kinnard, Inc.
Minneapolis, Minnesota

In planning and performing our audit of the financial statements and supplemental schedules of Miller Johnson Steichen Kinnard, Inc. (MJSK), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by MJSK including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because MJSK does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by MJSK in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons,
2. Recordation of differences required by rule 17a-13,
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve and Regulation T of the Board of Governors of the Federal Reserve System.

The management of MJSK is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which MJSK has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that MJSK's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Eide Bailly LLP

Minneapolis, Minnesota
February 1, 2006